Exhibit 4.1

SECOND AMENDMENT TO AMENDED AND RESTATED RIGHTS AGREEMENT

This Agreement (the "Second Amendment"), dated as of July 25, 2008, by and between ExpressJet Holdings, Inc., a Delaware corporation (the "Company"), and Mellon Investor Services LLC, a New Jersey limited liability company (the "Rights Agent"), constitutes the Second Amendment to the Amended and Restated Rights Agreement, dated as of April 1, 2002, (the "Amended and Restated Rights Agreement") by and among the Company, Rights Agent and, for purposes of Sections 27, 29 and 35 only, Continental Airlines, Inc., a Delaware corporation ("Continental") as previously amended by a first amendment thereto dated as of December 13, 2006 (as so amended to date, the "Rights Agreement").

W I T N E S S E T H:

WHEREAS, the parties hereto desire to amend the Rights Agreement in certain respects on the terms and conditions hereinafter set forth; and

WHEREAS, although Continental is a party to the Amended and Restated Rights Agreement for certain limited purposes, Section 27 of the Rights Agreement permits this Second Amendment without the consent of Continental;

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto do hereby agree as follows:

1.   The Rights Agreement is hereby amended by:

(a)   Adding the following further proviso at the end of the definition of "Acquiring Person" in Section 1 of the Rights Agreement:

"*provided, further, however*, that no Tendering Noteholder shall be an Acquiring Person solely by becoming Beneficial Owner of Exchange Shares unless and until such Tendering Noteholder becomes the Beneficial Owner of Common Shares representing an additional 1% of the Voting Power of the Common Shares of the Company then outstanding, in addition to the Exchange Shares and Common Shares of the Company Beneficially Owned by such Person prior to the Offer to Exchange."

(b)   Adding the following definitions in Section 1 of the Rights Agreement:

(i)   " "Exchange Shares" means Common Shares of the Company in respect of which a Tendering Noteholder becomes Beneficial Owner as a result of the Offer to Exchange.

(ii)   "Notes" means the Company's 4.25% Convertible Notes due 2023 issued pursuant to the Indenture dated as of August 5, 2003 between the Company, ExpressJet Airlines, Inc., as guarantor, and The Bank of New York Mellon Trust Company, N.A. as successor trustee.

(iii) "Offer to Exchange" means the Company's offer to exchange dated July 2, 2008 relating to the Notes.

(iv) "Tendering Noteholders" means holders of Notes who (A) Beneficially Own such Notes as of 4:00 p.m. Central Daylight Time on July 24, 2008 and (B) tender such Notes in the Offer to Exchange and receive the Company's Common Shares as a result of such tender."

(c) Adding the following sentence after the definition of "Distribution Date" in Section 1:

"Notwithstanding any of the terms of the foregoing definition, however, no "Distribution Date" shall occur solely by virtue of any Tendering Noteholder receiving Exchange Shares pursuant to the Offer to Exchange."

(d) Adding the following sentence at the end of the definition of "Shares Acquisition Date."

"Notwithstanding any of the terms of the foregoing definition, no "Shares Acquisition Date" will occur solely as a result of any Tendering Noteholder receiving Exchange Shares pursuant to the Offer to Exchange."

2. All terms defined in the Rights Agreement that are used herein shall have the meanings defined in the Rights Agreement, unless specifically defined otherwise herein.

3. The term "Agreement" or "Rights Agreement" as used in the Rights Agreement shall mean the Rights Agreement, as amended by this Second Amendment, or as it may from time to time be amended in the future by one or more other written amendment or modification agreements entered into pursuant to the applicable provisions of the Rights Agreement.

4. This Second Amendment shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

5. This Second Amendment shall be governed by and construed and enforced in accordance with the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State; *provided, however*, that all provisions regarding the rights, duties, obligations and liabilities of the Rights Agent shall be governed and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within such State.

6. Except as expressly herein amended, the terms and conditions of the Rights Agreement shall remain in full force and effect.

7. This Second Amendment is not intended to be, nor shall it be construed to be, a novation.

IN WITNESS WHEREOF, the parties hereto have caused this Second Amendment to be duly executed as of the date first above written.

EXPRESSJET HOLDINGS, INC.

By:____/s/ Phung Ngo-Burns__
Phung Ngo-Burns,
Staff Vice President, Finance and
Controller and Interim Chief Financial Officer

MELLON INVESTOR SERVICES LLC

By:____/s/ Patricia Knight____
Name: Patricia Knight
Title: Relationship Manager